

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2017

Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong

Re: Nord Anglia Education, Inc.
Amendment No. 1 to Schedule 13E-3
File No. 005-88693
Filed June 26, 2017, by Nord Anglia Education, Inc., et al.

Dear Mr. Fitzmaurice:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3/A

Reasons for the Merger and Recommendation of the Board, page 27

1. We have reviewed the response provided in reply to prior comment number four in our letter dated June 19, 2017, and examined the disclosure in the paragraph referenced on page 22 of the revised proxy statement. The reasons for the dissent or abstention expressed by the directors Jack Hennessy and Kosmas Kalliarekos with respect to the vote taken for Board authorization of the Rule 13e-3 transaction must be explicitly provided. The standard under Item 1014(a) of Regulation M-A cannot be satisfied by inference. Please revise or advise.

We remind you that each of the filing persons and their respective managements are responsible for the accuracy and adequacy of the disclosures within the filings each has made notwithstanding any review, comments, action or absence of action by the staff.

You may contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bradley C. Faris, Esq.
Alexander Cohen, Esq.
Dominik Sklenar, Esq.
Latham & Watkins LLP